This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor.

NOTICE OF CHANGE OF CONTROL
and
OFFER TO PURCHASE

the aggregate principal amount of all of the outstanding

6.5% CONVERTIBLE SENIOR UNSECURED DEBENTURES DUE MARCH 31, 2016

- FOR -

US$1,000.00 IN CASH PER US$1,000.00 OF PRINCIPAL AMOUNT OF DEBENTURES PLUS
ANY ACCRUED AND UNPAID INTEREST

Dated: April 4, 2014

CHANGE OF CONTROL NOTICE

TO THE HOLDERS OF
6.5% CONVERTIBLE SENIOR UNSECURED DEBENTURES DUE MARCH 31, 2016

             Notice is hereby given pursuant to Section 2.4(k)(i) of the trust indenture dated as of March 23, 2011 (the “2011 Indenture”) between Brigus Gold Corp. (“Brigus”) and Computershare Trust Company of Canada (the “Trustee”), as supplemented by a supplemental convertible debenture indenture dated as of March 5, 2014 among Primero Mining Corp. (“Primero”), Brigus, Fortune Bay Corp. and the Trustee (together with the 2011 Indenture, the “Indenture”) in respect of the 6.5% convertible senior unsecured debentures (the “Debentures”) due March 31, 2016, that:

(a)

a Change of Control (as such term is defined in the Indenture) occurred on March 5, 2014 when Primero acquired all of the issued and outstanding shares of Brigus pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”); and

(b)

in accordance with, and as required by, Section 2.4(k)(i) of the Indenture, Primero is making an offer (the “Change of Control Offer”) to holders of the Debentures (the “Holders”) concurrently with this Notice, which is open until 5:00 p.m. (Toronto time) on May 12, 2014 to purchase for cash on May 16, 2014 (being the 30th business day after the date hereof) all outstanding Debentures at a price equal to 100% of the principal amount of Debentures plus accrued and unpaid interest thereon up to, but excluding May 16, 2014.

DATED this 4th day of April, 2014.

PRIMERO MINING CORP.

(Signed) “David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

BRIGUS GOLD CORP.

(Signed) “David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

CHANGE OF CONTROL OFFER

To:       Holders of 6.5% Convertible Senior Unsecured Debentures

             Capitalized terms used in this Change of Control Offer and not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

             Primero is offering to purchase, subject to the terms set forth in this document, all of the outstanding Debentures at a price in cash of US$1,000.00 per US$1000.00 principal amount of Debentures (the “Change of Control Offer Price”), plus any accrued and unpaid interest up to, but excluding, May 16, 2014 (the “Total Change of Control Offer Price”). The Change of Control Offer is open for acceptance up to 5:00 p.m. (Toronto time) (the “Expiry Time”) on May 12, 2014 (the “Expiry Date”).

             None of Primero, the board of directors of Primero, or any of their respective representatives thereof makes any recommendation to any Holder as to whether to deposit or refrain from depositing its Debentures. Each Holder must make the decision whether to deposit Debentures under the Change of Control Offer based on their particular circumstances. A Holder who accepts the Change of Control Offer may receive less for their Debentures pursuant to the Change of Control Offer than if such Holder does not tender its Debentures and receives interest payments and principal at either maturity or redemption. Holders should also carefully consider the income tax consequences of accepting the Change of Control Offer. See the section entitled “Certain Canadian Income Tax Considerations”.

             The Debentures are held in the “book-entry only” system. Therefore, any Holder desiring to deposit all or any portion of his or her Debentures under the Change of Control Offer must direct his or her investment dealer, stockbroker, bank, trust company or other nominee to accept the Change of Control Offer in the manner required by his or her nominee. See the section entitled “Manner of Acceptance”.

             This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Change of Control Offer is not being made to, nor will deposits be accepted from or on behalf of Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Primero may, in its sole discretion, take such action as it may deem necessary to extend the Change of Control Offer in such jurisdiction.

Background to the Change of Control Offer

             Pursuant to the terms of the Indenture, the Change of Control Offer is required to be made on the terms specified herein as a result of the Change of Control which occurred on March 5, 2014 when, pursuant to the Arrangement, Primero acquired all of the issued and outstanding shares of Brigus. The Arrangement is described in greater detail in the Brigus Management Information Circular, dated January 27, 2014, and available on SEDAR at www.sedar.com under Brigus’ SEDAR profile.

             The Indenture requires that the Change of Control Offer be made within 30 business days of the Change of Control.

Expiry Time

             The Change of Control Offer is open for acceptance up to the Expiry Time on the Expiry Date.

Depositary

             Primero has retained the services of Computershare Trust Company of Canada (the “Depositary”) for the receipt of certificates representing Debentures deposited under the Change of Control Offer and for the payment for Deposited Debentures (as defined below) taken up by Primero. The Depositary will receive reasonable and customary compensation from Primero for its services in connection with the Change of Control Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Manner of Acceptance

             The Debentures were issued by Brigus in the “book-entry only” system and all of the Debentures are registered in the name of and held by or on behalf of CDS Clearing and Depositary Services Inc. (“CDS”) as custodian for participants in the depositary service of CDS (“CDS Participants”). Beneficial interests in the Debentures, constituting ownership of the Debentures, are represented through book-entry accounts of institutions acting on behalf of the Holders as direct and indirect CDS Participants, rather than by definitive certificates. Holders wishing to accept the Change of Control Offer will be required to submit a notice of acceptance in accordance with the book-entry delivery procedures established by CDS. In accordance with these procedures and for purposes of the Change of Control Offer, the Depositary will establish an account with respect to the Debentures at CDS. Any CDS Participant may make a book-entry delivery of Debentures (on behalf of a Holder wishing to accept the Change of Control Offer) by causing CDS to transfer such Debentures into the Depositary’s account prior to the Expiry Time in accordance with the procedures of CDS. Compliance with the procedures of CDS will be evidenced by the Depositary’s receipt of a book-entry confirmation. CDS will be issuing instructions to CDS Participants as to the method of tendering such Debentures under the terms of the Change of Control Offer. Holders who wish to deposit Debentures under the Change of Control Offer should contact the CDS Participant through which their Debentures are held in order to take the necessary steps to be able to tender such Debentures in the manner required by CDS.

             Partial Tenders

             A Holder desiring to tender only a portion of his or her Debentures beneficially owned by such Holder may do so by indicating in his or her instructions to his or her CDS Participant the number of Debentures the Holder wishes to tender under the Change of Control Offer.

             Primero will execute and the Trustee will certify and deliver without charge to CDS a global certificate for the portion of the principal amount of the Debentures not purchased. Each Holder will only receive a confirmation from his or her CDS Participant through whom the Holder deposited his or her Debentures.

             Determination of Validity

             All questions as to the principal amount of Debentures to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for purchase of any Deposited Debentures will be determined by Primero, in its sole discretion, which determination shall be final and binding on all parties. Primero reserves the absolute right to reject any and all deposits of Debentures determined by it not to be in proper form or the acceptance for purchase for which may, in the opinion of Primero’s counsel, be unlawful. Primero also reserves the absolute right to waive any defect or irregularity in any deposit of Debentures. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. Neither Primero, the Depositary, nor any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Primero’s interpretation of the terms of the Change of Control Offer will be final and binding. Primero reserves the right to permit the Change of Control Offer to be accepted in a manner other than as set forth herein.

             Formation of Agreement

             The proper deposit of Debentures pursuant to the procedures described above will constitute a binding agreement between the depositing Holder and Primero, effective immediately following the Expiry Time, upon the terms and subject to the conditions of the Change of Control Offer.

Acceptance for Payment

             Upon the terms of the Change of Control Offer, Primero will become obligated to take up and accept for payment all Deposited Debentures at the Expiry Time.

             Primero will be deemed to have taken up and accepted for payment Deposited Debentures if, as and when Primero gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario to that effect.

             The Debentures taken up and paid for by Primero will be immediately cancelled.

Payment of Offer Price

             The Total Offer Price for Debentures deposited will be paid by Primero to the Depositary or any paying agent to the order of the Depositary on or before 11:00 a.m. on the Business Day prior to the expiry of the Change of Control Offer (or in such other manner as may be specified by the Indenture). Primero will also deposit with the Depositary a sum of money sufficient to pay any charges or expenses which may be incurred by the Depositary in connection with such purchase. Every such deposit will be irrevocable, provided that the Total Offer Price for Debentures withdrawn in accordance with the section of the Change of Control Offer entitled “Withdrawal Rights” subsequent to the time of such deposit shall be returned to Primero by the Depositary.

             The Depositary will act as the agent of Holders of Debentures deposited for the purpose of receiving payment from Primero (the “Deposited Debentures”) and transmitting payment from Primero to such Holders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by Holders of Deposited Debentures.

             Under no circumstances will interest accrue or be paid by Primero or the Depositary to Holders of Deposited Debentures on the Total Offer Price for Deposited Debentures purchased by Primero, regardless of any delay in making such payment.

Brokerage Commissions

             No fee or commission will be payable to Primero or the Depositary by any Holder who deposits Debentures pursuant to the Change of Control Offer. Holders are cautioned to consult their broker or other intermediary to determine whether any fee or commission will be payable to their broker or intermediary in connection with tendering Debentures to the Change of Control Offer.

Liens and Interest

             Debentures acquired pursuant to the Change of Control Offer shall be acquired by Primero free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any interest which may be paid or transferred on or in respect of such Debentures to Holders of record on or prior to the date upon which the Debentures are taken up and paid for under the Change of Control Offer shall be for the account of such Holders. Each Holder of record on that date will be entitled to receive that interest, whether or not such Holder deposits Debentures pursuant to the Change of Control Offer.

             By depositing its Debentures to the Change of Control Offer, each Holder will be deemed to be making the following representations and warranties to and for the benefit of Primero: (i) such Holder has full power and authority to deposit, sell, assign and transfer the Debentures being deposited; (ii) such Holder owns the Debentures being deposited free and clear of any liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Debentures to any other person; (iii) the deposit of such Debentures complies with all applicable securities laws; and (iv) if and when such Debentures are taken up by Primero under the Change of Control Offer, Primero will acquire good title thereto, free and clear of any liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

90% Redemption Right

             If Holders of 90% or more of the aggregate principal amount of Debentures outstanding as of the date hereof accept the Offer, Primero shall have the right upon written notice provided to the Trustee within 10 days following the Change of Control Purchase Date to elect to redeem all the Debentures that remain outstanding at the Total Offer Price as at the Change of Control Purchase Date, and on the other terms and conditions provided by the Indenture.

TSX Listing

             Prior to the closing of the Arrangement, the Debentures were listed and posted for trading on the TSX under the symbol “BRD.DB.U”. The Debentures are now currently listed and posted for trading on the TSX under the symbol “P.DB.U”.

Withdrawal Rights

             Except as otherwise provided in this section, all tendered Debentures to the Change of Control Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any tendered Debentures may be withdrawn by or on behalf of the depositing Holder:

(a)	at any time prior to the Expiry Time; and

(b)	at any time where the Debentures have not been taken up by Primero prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such tendered Debentures.

             For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of tender of the relevant Debentures. Any such notice of withdrawal must: (i) be delivered pursuant to the book-entry system of CDS in accordance with the procedures established by CDS; and (ii) specify the principal amount of Debentures to be withdrawn and the name of the registered holder of the Debentures. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Debentures pursuant to the Change of Control Offer can only be accomplished in accordance with the foregoing procedure.

             All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal shall be determined by Primero in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Primero, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.

             Any Debentures properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Change of Control Offer. However, withdrawn Debentures may be re-tendered at any subsequent time prior to the Expiry Time by again following the procedure described in the section of the Change of Control Offer entitled, “Manner of Acceptance”.

             If Primero is delayed in taking up or paying for the Debentures or is unable to take up or pay for Debentures for any reason, then, without prejudice to Primero’s other rights under the Change of Control Offer, the Depositary may, subject to applicable law, retain on behalf of Primero all tendered Deposited Debentures, and such Debentures may not be withdrawn except to the extent that the Holders are entitled to withdrawal rights as set forth in this section or pursuant to applicable law.

Certain Canadian Income Tax Consequences

             The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to Holders who dispose of Debentures pursuant to the Change of Control Offer and who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Debentures as capital property and deal at arm’s length and are not affiliated with Primero and have not entered into a “derivative forward agreement” (as defined in the Tax Act) in respect of the Debentures. Generally, Debentures will be capital property to a holder provided they are not held in the course of carrying on a business and were not acquired in one or more transactions considered to be an adventure in the nature of trade. The summary does not apply to Holders that: (i) are “financial institutions” that are subject to the “mark-to-market” rules, as those terms are defined in the Tax Act; (ii) an interest in which is a “tax shelter investment” as defined in the Tax Act; or (iii) that has elected to report its Canadian tax results in a currency other than the Canadian currency.

             The summary is based on the current provisions of the Tax Act, the regulations thereunder and our understanding of the current published administrative practices of the Canada Revenue Agency, and also takes into account all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

             This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

             A Holder whose Debentures are taken up and paid for pursuant to the Change of Control Offer will be considered to have disposed of such Debentures for purposes of the Tax Act. On such disposition, the Holder will realize a capital gain (or a capital loss) in respect of the Debentures so disposed of to the extent that the proceeds of disposition, net of any amount included in the Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the Holder’s adjusted cost base of the Debentures. Upon the disposition, accrued interest paid to a Holder will be excluded from the Holder’s proceeds of disposition of the Debentures and must be included in computing the income of the Holder except to the extent it was included in the income of the Holder in the current or a previous year.

             A Holder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act. In certain circumstances, such as where a Holder acquires other Debentures during the period that begins 30 days before and ends 30 days after the disposition and at the end of that period owns such Debentures, the Holder’s capital loss from the disposition is deemed to be nil.

             A Holder that is throughout the relevant taxation year a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 62/3% on certain investment income, including interest and taxable capital gains. Capital gains realized by individuals (other than certain specified trusts) may give rise to alternative minimum tax.

Other Terms of the Offer

A.	A deposit of Debentures pursuant to the Change of Control Offer is irrevocable unless withdrawn in accordance with the section of the Change of Control Offer entitled “Withdrawal Rights”.

B.

The Change of Control Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Change of Control Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

C.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Primero other than as contained herein, and if any such information or representation is given or made, it must not be relied upon as having been authorized by Primero.

D.

Primero, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Change of Control Offer, the validity of any acceptance of the Change of Control Offer and the validity of any withdrawals of Debentures.

E.

The Change of Control Offer is not being made to nor will deposits be accepted from or on behalf of Holders residing in any jurisdiction in which the making of the Change of Control Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Primero may, in its sole discretion, take such action as it may deem necessary to make the Change of Control Offer in any jurisdiction and extend the Change of Control Offer to Holders in any such jurisdiction.

F.

Each party to any agreement resulting from the acceptance of the Change of Control Offer acknowledges that the obligations of Primero thereunder shall not be personally binding on any of the registered or beneficial holders of the common shares of Primero, or any annuitant under a plan which a holder of the common shares of Primero thereafter acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of such persons or the private property of any such persons.

DATED this 4th day of April, 2014

PRIMERO MINING CORP.
(Signed) “David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

BRIGUS GOLD CORP.
(Signed) “David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

The Depositary for the Debentures is
Computershare Trust Company of Canada

100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

Inquiries:
Toll Free: 1-800-564-6253
Email: corporateactions@computershare.com

For further information you may also contact
Primero Mining Corp. at:

Investor Relations

Tel: +1 416 814 3168
Toll Free: 1 877 619 3160
Fax: + 416 814 3170
Email: info@primeromining.com